Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

TORONTO, February 8, 2018 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2017. As already announced on January 30, 2018, the company achieved its full-year 2017 Outlook (as updated in August).

“Our 2017 fourth-quarter and full-year results show continued progress in key areas,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Moving forward, we remain extremely excited about the future prospects for F&R through our strategic partnership with Blackstone, and our renewed focus to accelerate growth in the core businesses of Thomson Reuters. Our ability to capitalize on opportunities at the intersection of regulation and commerce has never been stronger.”

Consolidated Financial Highlights – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margin and earnings per share (EPS)) (unaudited)

				2016 Excluding Q4 2016 Severance Charges(2)
IFRS Financial Measures(1)	2017	2016	Change	2016	Change	Change at Constant Currency
Revenues	$2,944	$2,860	3%
Operating profit	$445	$294	51%
Diluted EPS (includes discontinued operations(3))	$0.81	$3.03	-73%
Cash flow from operations (includes discontinued operations(3))	$755	$998	-24%

Non-IFRS Financial Measures(1)
Revenues	$2,944	$2,860	3%	$2,860	3%	1%
Adjusted EBITDA	$874	$635	38%	$847	3%	1%
Adjusted EBITDA margin	29.7%	22.2%	750bp	29.6%	10bp	10bp
Adjusted EPS	$0.60	$0.31	94%	$0.60	0%	-5%
Free cash flow (includes discontinued operations(3))	$506	$755	-33%	$794	-36%

Revenues increased 3% due to higher recurring revenues and a positive impact from foreign currency.

o	At constant currency, revenues increased 1%.

Operating profit increased 51%, primarily because the prior year included $212 million of severance charges.

o	Adjusted EBITDA increased 38% to $874 million and the margin increased 750 basis points to 29.7% from 22.2%.

◾	Excluding the severance charges from the prior-year period, adjusted EBITDA increased 3% and the margin increased 10 basis points.

Diluted EPS, which includes discontinued operations, decreased 73% to $0.81, primarily because the prior-year period included a $2.0 billion gain on the sale of the IP & Science business. The current-year period reflected $304 million of tax benefits from the enactment of the US Tax Cuts and Jobs Act of 2017.

o	Adjusted EPS, which excludes the gain and tax benefit, among other items, was $0.60 compared to $0.31 per share in the prior-year period.

◾	Excluding the severance charges in the prior-year period, adjusted EPS was unchanged. Currency had a $0.03 favorable impact.

Cash flow from operations decreased 24%, as the prior-year period benefited from a $200 million tax benefit related to a $500 million pension contribution made in the first quarter of 2017.

o	Free cash flow decreased 33% to $506 million reflecting the same factor.

(1)	In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.
(2)	Results exclude the impact of $212 million of fourth-quarter 2016 charges from adjusted EBITDA and adjusted EPS. Free cash flow excludes 2016 cash payments of $39 million associated with these charges. Refer to the tables appended to this news release for a reconciliation of 2016 adjusted EBITDA , the related margin, adjusted EPS and free cash flow including and excluding the charges.
(3)	Discontinued operations are comprised solely of our Intellectual Property & Science business (IP & Science), which was sold in October 2016.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Highlights by Business Unit – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended December 31,		Change
	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	$1,551	$1,508	3%	2%	1%
Legal	881	864	2%	1%	1%
Tax & Accounting	443	416	6%	0%	6%
Corporate & Other (Reuters News)	75	77	-3%	2%	-5%
Eliminations	(6)	(5)
Revenues	$2,944	$2,860	3%	2%	1%

Adjusted EBITDA
Financial & Risk	$481	$289	66%	0%	66%
Legal	314	296	6%	1%	5%
Tax & Accounting	156	131	19%	-1%	20%
Corporate & Other (includes Reuters News)	(77)	(81)	n/a	n/a	n/a
Adjusted EBITDA	$874	$635	38%	2%	36%

Adjusted EBITDA Margin
Financial & Risk	31.0%	19.2%	1180bp	-30bp	1210bp
Legal	35.6%	34.3%	130bp	0bp	130bp
Tax & Accounting	35.2%	31.5%	370bp	-40bp	410bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	29.7%	22.2%	750bp	-10bp	760bp

Excluding 2016 Severance Charges from Prior-Year Period Amounts and Margins
Adjusted EBITDA
Financial & Risk	$481	$456	5%	2%	3%
Legal	314	322	-2%	1%	-3%
Tax & Accounting	156	149	5%	0%	5%
Corporate & Other (includes Reuters News)	(77)	(80)	n/a	n/a	n/a
Adjusted EBITDA	$874	$847	3%	2%	1%

Adjusted EBITDA margin
Financial & Risk	31.0%	30.2%	80bp	0bp	80bp
Legal	35.6%	37.3%	-170bp	-20bp	-150bp
Tax & Accounting	35.2%	35.8%	-60bp	-40bp	-20bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	29.7%	29.6%	10bp	0bp	10bp

n/a – not applicable

Unless otherwise noted, all revenue growth comparisons by business unit in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Financial & Risk

Revenues increased 1% to $1.6 billion. Organic revenues were unchanged and acquisitions contributed 1%.

o	Revenues by type:
•	Recurring revenues were unchanged (77% of total)
•	Transactions revenues grew 7% (16% of total)
•	Growth was due to increased revenue from Tradeweb and contributions from acquisitions, partially offset by the impact of lower foreign exchange trading revenues.
•	Recoveries revenues decreased 6% (7% of total)

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

o	Revenues by geography:
•	Revenues were up 2% in the Americas, unchanged in Europe, Middle East and Africa (EMEA), and down 1% in Asia Pacific.

Adjusted EBITDA increased 66% to $481 million and the margin increased to 31.0% from 19.2%. The increase was primarily driven by the impact of severance charges incurred in the fourth quarter of 2016.

o	In constant currency and excluding the severance charges from the prior-year period, adjusted EBITDA was up 3% and the margin increased 80 basis points, driven by savings from the company’s simplification initiatives.

Net sales were positive in the quarter.

Legal

Revenues increased 1% to $881 million.

•	Recurring revenues grew 3% (75% of total)
•	US Print revenues declined 7% (14% of total)
•	Transactions revenues declined 1% (11% of total)

Adjusted EBITDA increased 6% to $314 million and the margin increased to 35.6% from 34.3% due to the impact of the severance charges incurred in the fourth quarter of 2016.

o	In constant currency and excluding the severance charges from the prior-year period, adjusted EBITDA declined 3% and the margin decreased by 150 basis points.

Tax & Accounting

Revenues increased 6% to $443 million.

•	Recurring revenues grew 5% (88% of total)
•	Transactions revenues grew 11% (12% of total)

Adjusted EBITDA increased 19% to $156 million and the margin increased to 35.2% from 31.5%, primarily due to the impact of severance charges incurred in the fourth quarter of 2016.

o	In constant currency and excluding the severance charges from the prior-year period, adjusted EBITDA was up 5% and the margin decreased 20 basis points.

Corporate & Other (Including Reuters News)

Reuters News revenues were $75 million, down 5%.

Corporate & Other costs at the adjusted EBITDA level were $77 million compared to $81 million in the prior-year period. The reduction was driven by the company’s ongoing simplification initiatives, partly offset by investments relating to improving customer experience.

o	Including depreciation and amortization of software, Corporate & Other costs were $84 million compared to $92 million in the prior-year period.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Consolidated Financial Highlights – Full-Year 2017

(Millions of U.S. dollars, except for adjusted EBITDA margin and EPS)

(unaudited)

				2016 Excluding Q4 2016 Severance Charges(2)
IFRS Financial Measures(1)	2017	2016	Change	2016	Change	Change at Constant Currency
Revenues	$11,333	$11,166	1%
Operating profit	$1,755	$1,390	26%
Diluted EPS (includes discontinued operations (3))	$1.94	$4.13	-53%
Cash flow from operations (includes discontinued operations (3))	$2,029	$2,984	-32%

Non-IFRS Financial Measures(1)
Revenues	$11,333	$11,166	1%	$11,166	1%	2%
Adjusted EBITDA	$3,437	$2,954	16%	$3,166	9%	8%
Adjusted EBITDA margin	30.3%	26.5%	380bp	28.4%	190bp	170bp
Adjusted EPS	$2.51	$1.79	40%	$2.07	21%	20%
Free cash flow (includes discontinued operations (3))	$1,032	$2,022	-49%	$2,061	-50%

Revenues increased 1% due to higher recurring revenues, partly offset by a negative impact from foreign currency.

o	At constant currency, revenues increased 2%.

Operating profit increased 26%, primarily because the prior year included $212 million of severance charges. Higher revenues and lower operating expenses, reflecting the company’s ongoing simplification initiatives, also contributed, despite the unfavorable impact of fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts.

Adjusted EBITDA increased 16% to $3.4 billion and the margin increased to 30.3% from 26.5%.

o	Excluding the severance charges from the prior year, adjusted EBITDA increased 9% and the margin increased 190 basis points.

Diluted EPS, which includes discontinued operations, decreased 53% to $1.94 primarily because the prior year included a $2.0 billion gain on the sale of the IP & Science business. The current-year period reflected $304 million of tax benefits from the enactment of the US Tax Cuts and Jobs Act of 2017.

o	Adjusted EPS, which excludes the gain and the tax benefits, among other items, was $2.51 compared to $1.79 per share in the prior year.

◾	Excluding the charges from the prior year, adjusted EPS increased 21%, or $0.44 per share, driven by higher adjusted EBITDA. Currency had a $0.03 favorable impact.

Cash flow from operations declined 32%, primarily due to a $500 million pension contribution in January 2017, $103 million of higher payments related to 2016 severance charges, the loss of cash flows from the IP & Science business, which was sold in October 2016 ($140 million year on year reduction), and higher tax payments.

o	Free cash flow decreased 49% to $1.0 billion reflecting similar factors as noted above.

(1)	In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.
(2)	Results exclude the impact of $212 million of fourth-quarter 2016 charges from adjusted EBITDA and adjusted EPS. Free cash flow excludes 2016 cash payments of $39 million associated with these charges. Refer to the tables appended to this news release for a reconciliation of 2016 adjusted EBITDA, the related margin, adjusted EPS and free cash flow including and excluding the charges.
(3)	Discontinued operations are comprised solely of our Intellectual Property & Science business (IP & Science), which was sold in October 2016.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Highlights by Business Unit – Full-Year 2017

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Year Ended
	December 31,		Change
	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	$6,112	$6,057	1%	0%	1%
Legal	3,390	3,367	1%	0%	1%
Tax & Accounting	1,551	1,452	7%	1%	6%
Corporate & Other (Reuters News)	296	304	-3%	0%	-3%
Eliminations	(16)	(14)
Revenues	$11,333	$11,166	1%	-1%	2%

Adjusted EBITDA
Financial & Risk	$1,916	$1,629	18%	1%	17%
Legal	1,279	1,232	4%	0%	4%
Tax & Accounting	495	414	20%	1%	19%
Corporate & Other (includes Reuters News)	(253)	(321)	n/a	n/a	n/a
Adjusted EBITDA	$3,437	$2,954	16%	0%	16%

Adjusted EBITDA Margin
Financial & Risk	31.3%	26.9%	440bp	10bp	430bp
Legal	37.7%	36.6%	110bp	10bp	100bp
Tax & Accounting	31.9%	28.5%	340bp	-10bp	350bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.3%	26.5%	380bp	10bp	370bp

Excluding 2016 Severance Charges from Prior-Year Period Amounts and Margins
Adjusted EBITDA
Financial & Risk	$1,916	$1,796	7%	1%	6%
Legal	1,279	1,258	2%	0%	2%
Tax & Accounting	495	432	15%	1%	14%
Corporate & Other (includes Reuters News)	(253)	(320)	n/a	n/a	n/a
Adjusted EBITDA	$3,437	$3,166	9%	1%	8%

Adjusted EBITDA margin
Financial & Risk	31.3%	29.7%	160bp	20bp	140bp
Legal	37.7%	37.4%	30bp	0bp	30bp
Tax & Accounting	31.9%	29.8%	210bp	-10bp	220bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.3%	28.4%	190bp	20bp	170bp

n/a – not applicable

Financial & Risk

Revenues increased 1% to $6.1 billion. Organic revenues were unchanged and acquisitions contributed 1%.

o	Revenues by type:
•	Recurring revenues grew 1% (77% of total)
•	Transactions revenues grew 6% (16% of total)
•	Growth was due to increased revenue from Tradeweb and contributions from acquisitions, partially offset by the impact of lower foreign exchange trading revenues.
•	Recoveries revenues decreased 6% (7% of total)

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

o	Revenues by geography:
◾	Revenues were up 3% in the Americas, and were unchanged in EMEA and Asia Pacific. Excluding the impact of lower recoveries, all regions reported revenue growth.

Adjusted EBITDA increased 18% to $1.9 billion and the margin increased to 31.3% from 26.9% due to the impact of severance charges incurred in the fourth quarter of 2016, savings from the company’s simplification initiatives and higher revenues.

o	In constant currency and excluding the severance charges from the prior year, adjusted EBITDA was up 6% and the margin increased 140 basis points.

Net sales for the full year were positive.

Legal

Revenues increased 1% to $3.4 billion.

o	Recurring revenues grew 3% (76% of total)
o	US Print revenues declined 6% (13% of total)
o	Transactions revenues declined 6% (11% of total)

Adjusted EBITDA increased 4% to $1.3 billion and the margin increased to 37.7% from 36.6%. The increase was driven by the impact of severance charges incurred in the fourth quarter of 2016, higher revenues and savings from ongoing simplification initiatives.

o	In constant currency and excluding the severance charges from the prior year, adjusted EBITDA was up 2% and the margin increased 30 basis points.

Tax & Accounting

Revenues increased 6% to $1.6 billion.

o	Recurring revenues grew 5% (85% of total)

o	Transactions revenues grew 18% (15% of total)

Adjusted EBITDA increased 20% to $495 million and the margin increased to 31.9% from 28.5%. The increase was driven by higher revenues, savings from the company’s simplification initiatives and the impact of severance charges incurred in the fourth quarter of 2016.

o	In constant currency and excluding the severance charges from the prior year, adjusted EBITDA was up 14% and the margin increased 220 basis points.

Corporate & Other (Including Reuters News)

Reuters News revenues were $296 million, down 3%.

Corporate & Other costs at the adjusted EBITDA level were $253 million compared to $321 million in the prior year. The reduction was driven by the company’s ongoing simplification initiatives, partly offset by investments relating to improving customer experience and costs related to real estate consolidation initiatives.

o	Including depreciation and amortization of software, Corporate & Other costs were $289 million compared to $381 million in the prior year.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Business Update: Proposed Financial & Risk Strategic Partnership with Blackstone

On January 30, 2018, Thomson Reuters announced that it signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone related to the company’s Financial & Risk business. As part of the transaction, Thomson Reuters has agreed to sell a 55% majority stake in Financial & Risk and will retain a 45% interest in the business. The transaction values the Financial & Risk business at approximately $20 billion. Thomson Reuters will receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments). Thomson Reuters will maintain full ownership of its Legal, Tax & Accounting and the Reuters News businesses. The transaction is expected to close in the second half of the year and is subject to specified regulatory approvals and customary closing conditions.

Financial & Risk will be classified as a discontinued operation for 2018 reporting purposes.

Dividend

On January 30, 2018, Thomson Reuters announced that its board of directors approved maintaining its dividend at $1.38 per common share. A quarterly dividend of $0.345 per share is payable on March 15, 2018 to common shareholders of record as of February 22, 2018.

Note on 2018 Business Outlook

As announced on January 30, 2018, Thomson Reuters plans to provide a 2018 Business Outlook when it reports first-quarter results in early May as a result of the company’s recently signed agreement to form a strategic partnership for Financial & Risk with Blackstone, and the related allocation of costs that will need to be made between Thomson Reuters and the proposed new partnership.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the business unit or segment level), free cash flow, adjusted EPS, and selected measures excluding the impact of foreign currency and the impact of the fourth quarter 2016 severance charges. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables. The term “organic” refers to Thomson Reuters existing businesses before the impact of acquisitions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, Mr. Smith’s comments and statements regarding the proposed strategic partnership with Blackstone involving the Financial & Risk business, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the Financial & Risk business will be completed or that the events described in any other forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

As previously announced, the company will not webcast a discussion of its fourth-quarter and full-year 2017 results today because it pre-released expectations for its results and hosted a conference call on January 30, 2018 after it announced that the company had signed a definitive agreement to enter into a strategic partnership with Blackstone involving its Financial & Risk business. You can access an archive of the January 30, 2018 webcast by visiting the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
CONTINUING OPERATIONS
Revenues	$2,944	$2,860	$11,333	$11,166
Operating expenses	(2,082)	(2,168)	(8,079)	(8,232)
Depreciation	(74)	(74)	(296)	(313)
Amortization of computer software	(180)	(193)	(699)	(711)
Amortization of other identifiable intangible assets	(114)	(140)	(468)	(528)
Other operating (losses) gains, net	(49)	9	(36)	8

Operating profit	445	294	1,755	1,390
Finance costs, net:
Net interest expense	(90)	(99)	(362)	(403)
Other finance (costs) income	(27)	78	(203)	50

Income before tax and equity method investments	328	273	1,190	1,037
Share of post-tax earnings (losses) in equity method investments	1	2	(2)	4
Tax benefit (expense)	266	(1)	274	15

Earnings from continuing operations	595	274	1,462	1,056
(Loss) earnings from discontinued operations, net of tax	(4)	1,967	(3)	2,093

Net earnings	$591	$2,241	$1,459	$3,149

Earnings attributable to:
Common shareholders	576	2,226	1,395	3,098
Non-controlling interests	15	15	64	51

Earnings per share:
Basic earnings per share:
From continuing operations	$0.81	$0.35	$1.94	$1.34
From discontinued operations	—	2.69	—	2.80

Basic earnings per share	$0.81	$3.04	$1.94	$4.14

Diluted earnings per share:
From continuing operations	$0.81	$0.35	$1.94	$1.34
From discontinued operations	—	2.68	—	2.79

Diluted earnings per share	$0.81	$3.03	$1.94	$4.13

Basic weighted-average common shares	711,543,112	732,740,952	718,769,705	747,328,483

Diluted weighted-average common shares	713,001,123	734,538,534	720,193,505	748,961,494

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2017	2016
Assets
Cash and cash equivalents	$874	$2,368
Trade and other receivables	1,457	1,392
Other financial assets	98	188
Prepaid expenses and other current assets	548	686

Current assets	2,977	4,634

Computer hardware and other property, net	921	961
Computer software, net	1,458	1,394
Other identifiable intangible assets, net	5,315	5,655
Goodwill	15,042	14,485
Other financial assets	83	135
Other non-current assets	596	537
Deferred tax	79	51

Total assets	$26,471	$27,852

Liabilities and equity
Liabilities
Current indebtedness	$1,644	$1,111
Payables, accruals and provisions	2,086	2,448
Deferred revenue	937	901
Other financial liabilities	129	102

Current liabilities	4,796	4,562

Long-term indebtedness	5,382	6,278
Provisions and other non-current liabilities	1,731	2,258
Other financial liabilities	279	340
Deferred tax	708	1,158

Total liabilities	12,896	14,596

Equity
Capital	9,549	9,589
Retained earnings	7,201	7,477
Accumulated other comprehensive loss	(3,673)	(4,293)

Total shareholders’ equity	13,077	12,773
Non-controlling interests	498	483

Total equity	13,575	13,256

Total liabilities and equity	$26,471	$27,852

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$595	$274	$1,462	$1,056
Adjustments for:
Depreciation	74	74	296	313
Amortization of computer software	180	193	699	711
Amortization of other identifiable intangible assets	114	140	468	528
Net (gains) losses on disposals of businesses and investments	(1)	1	(36)	(3)
Deferred tax	(317)	119	(511)	(11)
Other	172	(66)	773	288
Pension contribution	—	—	(500)	—
Changes in working capital and other items	(60)	362	(566)	18

Operating cash flows from continuing operations	757	1,097	2,085	2,900
Operating cash flows from discontinued operations	(2)	(99)	(56)	84

Net cash provided by operating activities	755	998	2,029	2,984

Investing activities
Acquisitions, net of cash acquired	(1)	(1)	(185)	(112)
Proceeds from disposals of businesses and investments	—	1	50	5
Capital expenditures, less proceeds from disposals	(240)	(247)	(950)	(905)
Other investing activities	7	17	21	40

Investing cash flows from continuing operations	(234)	(230)	(1,064)	(972)
Investing cash flows from discontinued operations, net of taxes paid	—	3,196	17	3,158

Net cash (used in) provided by investing activities	(234)	2,966	(1,047)	2,186

Financing activities
Proceeds from debt	—	—	—	498
Repayments of debt	(1,012)	—	(2,112)	(503)
Net borrowings (repayments) under short-term loan facilities	936	(1,740)	1,641	(1,038)
Repurchases of common shares	(192)	(441)	(1,000)	(1,673)
Dividends paid on preference shares	—	—	(2)	(2)
Dividends paid on common shares	(236)	(240)	(956)	(980)
Dividends paid to non-controlling interests	(16)	(13)	(66)	(57)
Other financing activities	(25)	21	5	43

Net cash used in financing activities	(545)	(2,413)	(2,490)	(3,712)

(Decrease) increase in cash and bank overdrafts	(24)	1,551	(1,508)	1,458
Translation adjustments	—	(10)	9	(13)
Cash and bank overdrafts at beginning of period	892	826	2,367	922

Cash and bank overdrafts at end of period	$868	$2,367	$868	$2,367

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$874	$2,368	$874	$2,368
Bank overdrafts	(6)	(1)	(6)	(1)

	$868	$2,367	$868	$2,367

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended			Year Ended
	December 31,			December 31,
	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	$595	$274	117%	$1,462	$1,056	38%
Adjustments to remove:
Tax (benefit) expense	(266)	1		(274)	(15)
Other finance costs (income)	27	(78)		203	(50)
Net interest expense	90	99		362	403
Amortization of other identifiable intangible assets	114	140		468	528
Amortization of computer software	180	193		699	711
Depreciation	74	74		296	313

EBITDA	$814	$703		$3,216	$2,946
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(1)	(2)		2	(4)
Other operating losses (gains), net	49	(9)		36	(8)
Fair value adjustments	12	(57)		183	20

Adjusted EBITDA	$874	$635	38%	$3,437	$2,954	16%

Adjusted EBITDA margin(1)	29.7%	22.2%	750bp	30.3%	26.5%	380bp

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2017	2016	Change	2017	2016	Change
Earnings attributable to common shareholders	$576	$2,226	-74%	$1,395	$3,098	-55%
Adjustments to remove:
Fair value adjustments	12	(57)		183	20
Amortization of other identifiable intangible assets	114	140		468	528
Other operating losses (gains), net	49	(9)		36	(8)
Other finance costs (income)	27	(78)		203	(50)
Share of post-tax (earnings) losses in equity method investments	(1)	(2)		2	(4)
Tax on above items	(67)	(46)		(175)	(184)
Tax items impacting comparability	(301)	21		(304)	34
Loss (earnings) from discontinued operations, net of tax	4	(1,967)		3	(2,093)
Interim period effective tax rate normalization(3)	15	—		—	—
Dividends declared on preference shares	—	—		(2)	(2)

Adjusted earnings	$428	$228	88%	$1,809	$1,339	35%

Adjusted EPS	$0.60	$0.31	94%	$2.51	$1.79	40%

Foreign currency(4)			7%			1%
Constant currency(4)			87%			39%

Excluding 2016 Severance Charges from Prior-Year Period Amounts
Adjusted EPS	$0.60	$0.60	0%	$2.51	$2.07	21%
Foreign currency(4)			5%			1%
Constant currency(4)			-5%			20%

Diluted weighted-average common shares (millions)	713.0	734.5		720.2	749.0

Refer to page 14 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Net cash provided by operating activities	$755	$998	$2,029	$2,984
Capital expenditures, less proceeds from disposals	(240)	(247)	(950)	(905)
Capital expenditures from discontinued operations	—	—	—	(38)
Other investing activities	7	17	21	40
Dividends paid on preference shares	—	—	(2)	(2)
Dividends paid to non-controlling interests	(16)	(13)	(66)	(57)

Free cash flow	$506	$755	$1,032	$2,022

Thomson Reuters Corporation

Reconciliation of 2016 Adjusted EBITDA(1), Adjusted EPS(2) and Free Cash Flow(5)

Excluding the Fourth-Quarter 2016 Severance Charges

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended			Year Ended
	December 31, 2016			December 31, 2016
	Actual	Remove Charges	Excluding Charges	Actual	Remove Charges	Excluding Charges
Adjusted EBITDA
Financial & Risk	$289	$167	$456	$1,629	$167	$1,796
Legal	296	26	322	1,232	26	1,258
Tax & Accounting	131	18	149	414	18	432
Corporate & Other (includes Reuters News)	(81)	1	(80)	(321)	1	(320)

Adjusted EBITDA	$635	$212	$847	$2,954	$212	$3,166

Adjusted EPS	$0.31	$0.29	$0.60	$1.79	$0.28	$2.07

Free cash flow (includes discontinued operations)	$755	$39	$794	$2,022	$39	$2,061

Refer to page 14 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2017 Results

Footnotes

(1)	Thomson Reuters defines adjusted EBITDA for its business units as earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax (earnings) losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business units and Corporate & Other. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the Company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.
(2)	Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(3)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(4)	The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Supplemental

Thomson Reuters Corporation

Depreciation and Amortization of Computer Software by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Financial & Risk	$147	$150	$581	$585
Legal	64	61	247	248
Tax & Accounting	36	45	131	131
Corporate & Other (includes Reuters News)	7	11	36	60

Total depreciation and amortization of computer software	$254	$267	$995	$1,024